November 17, 2009

BY EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-3628

Attn:                   Ta Tanisha Meadows

Staff Accountant

Division of Corporation Finance

Re:                            Black Raven Energy, Inc.

Item 4.01 Form 8-K

Filed November 4, 2009

File No. 1-32471

Ladies and Gentlemen:

Black Raven Energy, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated November 9, 2009, to William F. Hayworth, President of the Company, regarding Item 4.01 of the Form 8-K filed by the Company on November 4, 2009. The Company has also enclosed a draft amendment to the Current Report on Form 8-K (“Form 8-K/A”) marked to show the Company’s responses to the Staff’s comments.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Item 4.01 8-K Filed November 4, 2009

1.                                      Comment:  We show your file number is 1-32471 rather than 333-120129 as disclosed on the cover page.  Please revise.

Response:  The Company has revised the cover page of the Form 8-K/A in response to this comment.

2.                                      Comment:  Please disclose whether Hein resigned, was dismissed, or declined to stand for re-election, as opposed to terminated.  Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

Response:  The Company has revised Item 4.01 of the Form 8-K/A in response to this comment.

3.                                      Comment:  Please revise the period during which there were no disagreements with Hein to include the two most recent years and the subsequent interim period through the date that Hein resigned, was dismissed, or declined to stand for re-election.  Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

Response:  The Company has revised Item 4.01 of the Form 8-K/A in response to this comment.

4.                                      Comment:  Please revise the period during which there were no reportable events to include the two most recent years and the subsequent interim period through the date that Hein resigned, was dismissed, or declined to stand for re-election.  Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

Response:  The Company has revised Item 4.01 of the Form 8-K/A in response to this comment.

5.                                      Comment:  Please acknowledge your obligation to file an updated letter from your former accountant as an exhibit to the amendment filed in response to our comments.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response:  The Company acknowledges its obligation to file an updated letter from its former accountant as an exhibit to the Form 8-K/A.

*  *  *  *

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 308-1330.  Thank you again for your time and consideration.

Very truly yours,

/s/ William F. Hayworth
William F. Hayworth
President

Enclosure

2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 28, 2009

Black Raven Energy, Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-32471	20-0563497
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1125 Seventeenth Street, Suite 2300, Denver, Colorado		80202
(Address of principal executive offices)		(Zip Code)

(303) 308-1330

(Registrant’s telephone number, including area code)

PRB Energy, Inc.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐                     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Amendment revises the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2009 solely to revise the disclosure in Item 4.01 to clarify certain items regarding the change in Black Raven Energy, Inc.’s (the “Company”) certifying accountant.

Item 4.01	Changes in Registrant’s Certifying Accountant.

On August 28, 2009, the Company dismissed Hein & Associates LLP (“Hein”) as the Company’s independent public accounting firm. Hein audited the Company’s financial statements for the year ended December 31, 2006. Hein has not conducted any work for the Company since the filing of the Company’s Form 10-Q for the three months ended September 30, 2007.

The report by Hein on the financial statements of the Company for the year ended December 31, 2006 did not contain an adverse opinion or a disclaimer of opinion or a qualification or modification as to uncertainty, audit scope or accounting principles. During the Company’s two most recent fiscal years and subsequent interim period through the date Hein was dismissed, there were no disagreements between the Company and Hein on any matter of accounting principles, or practices, financial statement disclosure or auditing scope or procedure. During the two most recently completed fiscal years and any subsequent interim period through the date Hein was dismissed, there were no “reportable events” of the nature described in Item 304(a)(1)(v), paragraphs (A) through (D), of Regulation S-K. The Company’s Board approved the decision to change accountants.

On August 28, 2009, the audit committee of the Board approved a change in the Company’s independent registered public accounting firm. The audit committee approved Deloitte & Touche LLP (“Deloitte”) to serve as the Company’s independent registered public accounting firm and engaged Deloitte on October 26, 2009.  Deloitte will initially audit the Company’s financial statements for the years ended December 31, 2007 and 2008.   During the two most recent fiscal years and the subsequent interim periods prior to the engagement of Deloitte, the Company did not consult with Deloitte with regard to:

(i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements; or

(ii) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(i)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Item 9.01	Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit 16.1	Letter from Hein & Associates LLP dated November 16, 2009 regarding its concurrence or disagreement with the statements made by the Company in this Current Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACK RAVEN ENERGY, INC.

Date: November 17, 2009

	By:	/s/ William F. Hayworth
William F. Hayworth
President

Exhibit Index

Exhibit No.	Description

16.1	Letter from Hein & Associates LLP dated November 16, 2009 regarding its concurrence or disagreement with the statements made by the Company in this Current Report

Exhibit 16.1

November 16, 2009

Securities and Exchange Commission

Washington, D.C. 20549

Commissioners:

We have read Black Raven Energy, Inc.’s statements included in paragraphs one and two of Item 4.01 of its Form 8-K expected to be filed on November 17, 2009, and we agree with such statements concerning our firm in those paragraphs.

/s/ Hein & Associates LLP

HEIN & ASSOCIATES LLP